As filed with the Securities and Exchange Commission on September 8, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

K2 INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	95-2077125
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2051 Palomar Airport Road

Carlsbad, California 92009

(760) 494-1000

(Address, including Zip Code, and Telephone Number,

including Area Code, of Registrant’s Principal Executive Offices)

Monte H. Baier

Vice President and General Counsel

2051 Palomar Airport Road

Carlsbad, California 92009

(760) 494-1000

(Address, including Zip Code, and Telephone Number,

including Area Code, of Agent for Service)

Copies to:

Bradford P. Weirick

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7000

Approximate Date of Commencement of Proposed Sale to the Public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

5.00% Convertible Senior Notes due June 15, 2010	$75,000,000	100%	$75,000,000	$6,067.50

Common Stock, par value $1.00 per share(2)	(3)	N/A	N/A	(4)

Total

(1)	Estimated solely for the purposes of calculating the amount of the registration fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended. The fee is calculated on the basis of the offering price of the 5.00% Convertible Senior Notes alone.
(2)	Also includes associated preferred share rights to purchase shares of the Registrant’s common stock pursuant to the Registrant’s shareholder rights plan, which rights are not currently separable from the shares of common stock and are not currently exercisable.
(3)	Includes such indeterminate number of shares of the Registrant’s common stock, par value $1.00, issuable upon conversion of the 5.00% Convertible Senior Notes due June 15, 2010 registered hereby. The Convertible Senior Notes are initially convertible into 76.0861 shares of the Registrant’s common stock per $1,000 principal amount of Notes, subject to adjustment in certain circumstances. Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers such additional number of shares of common stock as may be issuable from time to time upon the conversion of the Convertible Senior Notes as a result of stock splits, stock dividends, capitalizations or similar events.
(4)	Pursuant to Rule 457(i) under the Securities Act of 1933, as amended, no additional registration fee is required with respect to the shares of common stock issuable upon conversion of the Convertible Senior Notes because no additional consideration will be received upon conversion.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2003

K2 INC.

$75,000,000

5.00% Convertible Senior Notes due June 15, 2010

and

Shares of Common Stock

Issuable upon Conversion of the Notes

On June 10, 2003, K2 issued and sold $75.0 million aggregate principal amount of its 5.00% Convertible Senior Notes due June 15, 2010 in private placement transactions. The Convertible Senior Notes are initially convertible into 76.0861 shares of K2 common stock, par value $1.00 per share, per each $1,000 principal amount of Convertible Senior Notes, subject to adjustment in certain circumstances. This rate is equivalent to a conversion price of approximately $13.14 per share. K2 will pay interest on the Convertible Senior Notes semiannually on June 15 and December 15 of each year.

This prospectus and the documents incorporated by reference herein provide a description of the Convertible Senior Notes and the K2 common stock issuable upon conversion of the Convertible Senior Notes that the selling security holders may offer from time to time. The prospectus will be used by the selling security holders to offer such securities as set forth in the discussion entitled “Plan of Distribution.” K2 received approximately $72.1 million in proceeds at the closing of the issuance and sale of the Convertible Senior Notes. K2 will not receive any proceeds from the sale of the Convertible Senior Notes or the K2 common stock offered pursuant to this prospectus.

The Convertible Senior Notes are traded on the PortalSM Market. K2’s common stock is traded on the New York Stock Exchange (symbol: KTO). On September 5, 2003 the last reported per share sale price of K2 common stock was $17.90.

Investing in K2’s Convertible Senior Notes and K2 common stock involves risk. See the discussion entitled “Risk Factors” beginning on page 6 to read about factors to consider in connection with purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This date of this prospectus is                  , 2003

PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all of the information that may be important to you. You should carefully read this entire prospectus, including the financial data and related notes, the discussion entitled “Risk Factors” beginning on page 6 and the documents incorporated by reference before making a decision to invest in K2’s Convertible Senior Notes or K2 common stock offered hereunder.

About this Prospectus

This prospectus forms a part of a registration statement that K2 Inc., referred to as K2 or the Registrant, filed with the Securities and Exchange Commission, referred to as the SEC or the Commission, using a “shelf” registration process. Under this shelf process, the selling security holders may sell any of the 5.00% Convertible Senior Notes due June 15, 2010, referred to as the Notes, in one or more offerings. Note holders may also surrender the Notes to K2 to convert them into shares of K2 common stock. This prospectus also covers the sale by the selling security holders of such shares of K2 common stock issued upon conversion of the Notes.

This prospectus provides you with a general description of the Notes and the conversion shares the selling security holders may offer from time to time. Each time selling security holders desire to sell Notes or the conversion shares, K2 will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement together with the additional information described in the discussion entitled “Where You Can Find More Information; Incorporation of Documents by Reference.”

K2 Inc.

K2 is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. K2’s portfolio of leading brands includes Rawlings, Shakespeare, Stearns and K2. K2’s diversified mix of products is used primarily in team and individual sports activities such as baseball, fishing, watersports activities, alpine skiing, snowboarding, in-line skating and mountain biking. Founded in 1946, K2 has grown to approximately $750 million in annualized sales, including pro forma sales of Rawlings Sporting Goods Company, Inc., through a combination of internal growth and strategic acquisitions. K2’s management believes that K2 has established leading market positions in a number of its key brands:

•	Rawlings has the #1 market position in sales of baseballs and baseball gloves;

•	Shakespeare leads the U.S. fishing market in fishing rods and kits and combo sales;

•	Ugly Stik is the top selling line of moderately priced fishing rods;

•	Stearns has the #1 market position in personal flotation devices;

•	K2 has the #1 market position in alpine skis;

•	K2 has the #2 market position in worldwide snowboard products; and

•	K2 has the #1 market position in sales of performance in-line skates.

K2’s principal executive offices are located at 2051 Palomar Airport Road, Suite 100, Carlsbad, California 92009. K2’s telephone number is (760) 494-1000.

Growth Strategy

In order to implement its strategy for growth, K2 has embarked upon an aggressive program to leverage its existing operations and to complement and diversify its product offerings within the sporting goods and recreational product industries. K2 intends to implement its internal growth strategy by continuing to improve operating efficiencies, extending its products offering through new product launches and maximizing its extensive distribution channels. In addition, K2 will seek strategic acquisitions of other sporting goods companies with well-established brands and with complementary distribution channels. K2 believes that the growing influence of large format sporting goods retailers and retailer buying groups as well as the consolidation of certain sporting goods retailers worldwide is leading to a consolidation of sporting goods suppliers. K2 also believes that the most successful sporting goods suppliers will be those with greater financial and other resources, including those with the ability to produce or source high-quality, low cost products and deliver these products on a timely basis, to invest in product development projects, and to access distribution channels with a broad array of products and brands. In addition, as the influence of large sporting goods retailers grows, management believes these retailers will prefer to rely on fewer and larger sporting goods suppliers to help them manage the supply of products and the allocation of shelf space.

Consistent with this strategy, on March 26, 2003, K2 completed the acquisition of Rawlings Sporting Goods Company, Inc. in an all-stock merger transaction. The merger with Rawlings furthers K2’s growth strategy through the combination of K2’s and Rawlings’ leading brands and product offerings, thereby providing K2 with a broader product offering and an increased market presence. This expanded market presence will help K2 address the needs of the large sporting goods retailers and retailer buying groups. The merger further provides K2 with the opportunity to leverage its low-cost manufacturing plant in China and its extensive sourcing infrastructure in Asia.

Overview of Rawlings

Rawlings was founded in 1887 and has since become a tradition in team sports equipment and uniforms. Rawlings provides competitive team sports equipment and apparel for baseball, basketball and football, as well as licensed Major League Baseball and NCAA retail products. Rawlings is a major supplier to professional, collegiate, interscholastic and amateur organizations worldwide, and is also the official baseball supplier to Major League Baseball and Minor League Baseball, as well as the official basketball supplier for the National Association of Intercollegiate Athletics and the National Junior College Athletic Association Championships. In addition, Rawlings’ products are endorsed by more than 35 college coaches, 28 sports organizations and numerous athletes, including approximately 700 Major League Baseball players. Rawlings’ licensees sell numerous products, including athletic shoes, socks and apparel, using the Rawlings brand name and logo.

The acquisition of Rawlings provides K2 with the following strong brand name products:

Baseball.    Rawlings is a leading supplier of baseball equipment in North America and, through its licensee, in Japan. Rawlings’ products include baseball gloves, baseballs, softballs, batter’s helmets, catcher’s and umpire’s protective equipment, aluminum and wood baseball bats, batter’s gloves and miscellaneous accessories.

Basketball, Football, Soccer and Volleyball.    Rawlings sells 30 different models of basketballs, including full-grain, composite and synthetic leather and rubber basketballs for men and women in both the youth and adult markets. Rawlings recently introduced its patented Ten basketball which uses ten panels to improve handling, grip, control and shooting. Rawlings is the official supplier of basketballs to the National Association of Intercollegiate Athletics and the National Junior College Athletic Association.

Apparel.    Rawlings has been selling team uniforms for approximately 100 years. Rawlings believes it has growth opportunities in its current team apparel business, as well as in the larger active wear apparel market.

The Offering

Issuer	K2 Inc.

Securities offered	$75.0 million aggregate principal amount of 5.00% Convertible Senior Notes due June 15, 2010 and the K2 common stock issuable upon conversion of the Notes, referred to as conversion shares.

Maturity date	The Notes mature on June 15, 2010.

Interest rate	5.00% per annum.

Interest payment dates	Commencing December 15, 2003, K2 will pay interest on the Notes semiannually on June 15 and December 15 of each year.

Conversion	The Notes are convertible into shares of K2 common stock at the option of the holders at a rate of 76.0861 shares of common stock per each $1,000 principal amount of Notes converted, subject to adjustment in certain circumstances. This rate is equivalent to a conversion price of approximately $13.14 per share. Unless K2 has previously redeemed or repurchased the Notes, they are convertible at any time before the close of business on June 15, 2010. Holders of Notes called for redemption or submitted for repurchase may still convert the Notes any time prior to the close of business on the business day immediately preceding the date fixed for redemption or repurchase. See “Description of Notes—Conversion Rights.”

Ranking	The Notes are senior, unsecured obligations of K2 and rank equally in right of payment with all of K2’s existing and future unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to K2’s secured indebtedness, including the guarantees of all of K2’s U.S. subsidiaries in favor of the secured lenders, to the extent of the value of the collateral securing such debt, and to the indebtedness of K2’s non-guaranteeing subsidiaries. The indenture under which the Notes were issued does not restrict the ability of K2 or its subsidiaries to incur senior or other indebtedness or other liabilities. See “Description of Notes—General.”

Global note; Book-entry system	The Notes were issued in fully registered form without interest coupons and in minimum denominations of $1,000. The Notes are evidenced by a global note deposited with the trustee for the Notes, as custodian for the Depository Trust Company. Beneficial interests in the global note are shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company and its participants. See “Description of Notes—Form, Denomination, Transfer, Exchange and Book-Entry Procedures.”

Optional redemption by K2	K2 may choose to redeem the Notes in whole or in part, on or after June 15, 2008, at the redemption prices set forth in this prospectus, plus any accrued and unpaid interest to the redemption date. See “Description of Notes—Optional Redemption by K2.”

Repurchase at option of holders upon a change in control
Upon a “change in control,” as defined in the discussion entitled “Description of Notes—Repurchase at Option of Holders Upon a Change in Control,” Note holders may, subject to a number of conditions, require K2 to repurchase their Notes, in whole or in part, for 100% of the principal amount, plus any accrued and unpaid interest to the repurchase date. The repurchase price is payable in cash or, at K2’s option and subject to a number of conditions, in shares of K2 common stock. If K2 elects to pay the repurchase price in common stock, the shares will be valued at 95% of the average closing sales prices of K2 common stock for the five trading days preceding and including the third trading day prior to the repurchase date. See “Description of Notes—Repurchase at Option of Holders Upon a Change in Control.”

Use of proceeds	K2 received approximately $72.1 million in net proceeds from the sale of the Notes, after deducting commissions and other offering expenses. K2 used the net proceeds to repay debt under its $205 million revolving credit facility, which increased K2’s borrowing availability under the credit facility, and for general corporate purposes.

Registration rights	Pursuant to a registration rights agreement, K2 agreed, subject to specified conditions, to file with the SEC on or before September 8, 2003 and to use its reasonable best efforts to cause to become effective on or before December 7, 2003, the registration statement of which this prospectus forms a part, referred to as the shelf registration statement. If K2 fails to comply with certain obligations under the registration rights agreement, liquidated damages will be payable on the Notes and the conversion shares. K2 has filed the shelf registration statement with the SEC. See “Description of Notes—Registration Rights.”

PortalSM trading of Notes	The Notes trade in The PortalSM Market of the National Association of Securities Dealers, Inc. However, K2 can provide no assurances as to the liquidity of, or trading market for, the Notes.

Listing of common stock	K2 common stock is listed on the New York Stock Exchange under the symbol “KTO.”

Risk factors	You should read the discussion entitled “Risk Factors” beginning on page 6 of this prospectus so that you understand the risks associated with an investment in the Notes and/or K2 common stock.

Notice to Investors

The Notes are available in book-entry form only. The Notes were issued in the form of global certificates, which are deposited with, or on behalf of, The Depository Trust Company, a New York corporation, referred to as the DTC, and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global certificates are shown on, and transfers of the global certificates will be effected only through, records maintained by DTC and its participants. See “Description of the Notes—Form, Denomination, Transfer, Exchange and Book-Entry Procedures.”

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges of K2 for each of the periods indicated is as follows:

Fiscal Year					Six Months Ended
1998	1999	2000	2001	2002	June 30, 2003
1.38x	1.95x	2.52x	(1)	2.87x	2.79x

(1)	For fiscal 2001, fixed charges exceeded earnings by approximately $12.0 million.

Please see the section entitled “Ratio of Earnings to Fixed Charges” below for an explanation as to how the Ratio of Earnings to Fixed Charges is calculated.

Recent Developments

Acquisition of Worth, Inc.

On July 31, 2003, K2 announced that it had signed a letter of intent to acquire all of the stock of Worth, Inc. Worth, a privately held company founded in 1912, is a marketer and manufacturer of products and accessories for the softball and baseball industry, including bats, balls and gloves, and for the lacrosse industry through its deBeers unit. The proposed transaction is subject to the negotiation and execution of a definitive agreement and other approvals and customary closing conditions. There can be no assurances that K2 will enter into or consummate this acquisition.

RISK FACTORS

Investing in the Notes and in K2 common stock involves risks. You should carefully consider the following factors, in addition to the other risk factors incorporated by reference into this prospectus, and the other information contained in this document before making an investment decision in the Notes or in K2 common stock.

Risks Related to K2 Inc.

K2’s strategic plan, involving growth through the acquisition of other companies, may not succeed.

K2’s strategic plan involves rapid growth through the acquisition of other companies. Such growth involves a number of risks, including:

•	the difficulties related to combining previously separate businesses into a single unit;

•	the substantial diversion of management’s attention from day-to-day operations;

•	the assumption of liabilities of an acquired business, including unforeseen liabilities;

•	the failure to realize anticipated benefits, such as cost savings and revenue enhancements;

•	the dilution of existing stockholders and convertible note holders due to the issuance of equity securities, utilization of cash reserves, or incurrence of debt in order to fund the acquisitions;

•	the potentially substantial transaction costs associated with acquisitions; and

•	the difficulties related to assimilating the products, personnel and systems of an acquired business and to integrating distribution and other operational capabilities.

Current and future financings may place a significant debt burden on K2.

Borrowings under K2’s existing $205 million revolving credit facility and under its $20 million term loan, as well as potential future financings, may substantially increase K2’s current indebtedness. Among other things, such increased indebtedness could:

•	adversely affect K2’s ability to expand its business, market its products and make investments and capital expenditures;

•	adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources;

•	adversely affect the ability of K2 to pursue its acquisition strategy; and

•	create competitive disadvantages compared to other companies with lower debt levels.

K2 faces intense competition and potential competition from companies with greater resources, and if it is unable to compete effectively with these companies, its business could be harmed.

The markets for sporting goods and recreational products in which K2 competes are generally highly competitive, especially as to product innovation, performance and styling, price, marketing and delivery. Competition regarding these products, other than active wear, consists of a relatively small number of large producers, some of whom have greater financial and other resources than K2. In addition, many of K2’s competitors offer sports and recreational equipment not currently sold by K2 and may be able to leverage these broader product offerings to adversely affect K2’s competitive market position. Further, there are no significant technological or capital barriers to entry into the markets for many sporting goods and recreational products. The sales of leisure products are also affected by changes in the economy and consumer tastes, and sporting goods and recreational products face competition from other leisure activities.

K2’s industrial products are, in most instances, subject to price competition, ranging from moderate in marine antennas and monofilament line to intense for commodity-type products. Many industrial competitors have greater financial and other resources than K2.

Purchasing decisions made by a small number of large format sporting goods retailers can have a significant impact on K2’s results.

Although the sporting goods manufacturing industry is highly fragmented, many of the retail customers that purchase sporting goods are highly concentrated. Large format sporting goods retailers are important to K2’s results of operations, and Walmart, Gart Sports/The Sports Authority and Target account for approximately 20% of K2’s annual sales on a pro forma basis for the year ended December 31, 2002. Due to their size, these retailers may demand better prices and terms from K2, and these demands may have an adverse impact on K2’s margins. In addition, if any of these large format sporting goods retailers were to decide to materially reduce the amounts or types of K2 products that they purchase, such decision would have a material adverse impact on K2’s business.

K2’s failure to keep pace with rapid change in marketing strategies, product design, styles and tastes could harm its business.

Consumer demand for recreational products is strongly influenced by matters of taste and style. K2 cannot assure you that K2 will successfully develop new products to address new or shifting consumer demand. An unexpected change in consumer tastes or product demand could seriously harm K2’s business. K2’s inability to timely and successfully respond to developments and changing styles could hurt its competitive position or render its products noncompetitive.

K2 cannot assure you that demand for its products will remain constant. The sales of leisure products are affected by changes in the economy and consumer tastes, both of which are difficult to predict. Continued adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, increasing energy costs, declining consumer confidence and significant declines in the stock market could lead to a further reduction in discretionary spending for consumer products.

The weak financial conditions of some of K2’s customers may adversely impact K2’s business.

A large portion of K2’s sales are to sporting goods retailers. Many of K2’s smaller retailers and some larger retailers are not strongly capitalized. Adverse conditions in the sporting goods retail industry can adversely impact the ability of retailers to purchase K2 products, or could lead retailers to request credit terms that would adversely affect K2’s cash flow and involve significant risks of nonpayment.

K2’s financial results vary from quarter to quarter, which could hurt K2’s business and the market price of the Notes and its stock.

Various factors affect K2’s quarterly operating results and some of them are not within K2’s control. They include, among others:

•	weather and snow conditions;

•	the timing and introduction of new products;

•	the mix of products sold;

•	the timing of significant orders from and shipments to customers;

•	product pricing and discounts;

•	the timing of its acquisitions of other companies and businesses; and

•	general economic conditions.

These and other factors are likely to cause financial results of K2 to fluctuate from quarter to quarter. If revenue or operating results fall short of the levels expected by public market analysts and investors, the trading price of the Notes and K2 common stock could decline dramatically. Based on the foregoing, K2 believes that quarter-to-quarter comparisons of its results of operations may not be meaningful. Therefore, purchasers of the Notes and/or K2 common stock should not view K2’s historical results of operations as reliable indications of its future performance.

K2’s business is highly seasonal.

K2’s business is highly seasonal. Historically, K2 and Rawlings have experienced seasonal swings in their businesses depending on their respective products. This seasonality impacts K2’s working capital requirements and hence overall financing needs. In addition, K2’s borrowing capacity under the revolving credit facility is impacted by the seasonal change in receivables.

K2 may not be able to attract or retain the management employees necessary to remain competitive in its industry; the loss of one or more of K2’s key personnel, including Mr. Richard J. Heckmann, Chairman and Chief Executive Officer of K2, could have a material adverse effect on K2’s business, financial condition, results of operations and prospects.

K2’s continued success depends on the retention, recruitment and continued contributions of K2’s key management, finance, marketing and staff personnel, many of whom would be difficult or impossible to replace. The competition for qualified personnel is intense. K2 cannot assure you that it will be able to retain its current personnel or recruit the key personnel it requires. Specifically, Mr. Richard J. Heckmann, K2’s Chairman and Chief Executive Officer, has been fundamental to developing K2’s growth strategy and, without his services, K2’s implementation of its growth strategy might fail. In addition, K2 does not have employment agreements with most members of its senior management team. The loss of services of members of K2’s key personnel, including Mr. Heckmann, could have a material adverse effect on K2’s business, financial condition and results of operations.

International operations, unfavorable political developments and weak foreign economies may seriously harm K2’s financial condition.

K2’s business is dependent on international trade, both for sales of finished goods and low-cost manufacturing and sourcing of products. K2’s three principal markets are North America, Europe and Asia. K2’s revenues from international operations were approximately 32% of total revenue for fiscal 2002. K2 expects that its revenues from international operations will continue to account for a significant portion of its total revenues. Any political developments adversely affecting trade with Europe or Asia could severely impact K2 results of operations. K2’s international operations are subject to a variety of risks, including:

•	recessions in foreign economies;

•	the adoption and expansion of trade restrictions;

•	limitations on repatriation of earnings;

•	reduced protection of intellectual property rights in some countries;

•	longer receivables collection periods and greater difficulty in collecting accounts receivable;

•	difficulties in managing foreign operations;

•	social, political and economic instability;

•	unexpected changes in regulatory requirements;

•	acts of war and terrorism;

•	ability to finance foreign operations;

•	changes in consumer tastes and trends;

•	tariffs and other trade barriers; and

•	U.S. government licensing requirements for export.

In addition, K2 will continue to outsource a number of its supply contracts to entities in foreign nations and will continue to be highly reliant on overseas manufacturing. Specifically, K2 maintains significant manufacturing capacity in China and Costa Rica. Political or economic developments adversely affecting the operation of these facilities could result in late deliveries, lower sales and earnings, and unanticipated costs.

Changes in currency exchange rates could affect K2’s revenues.

A significant portion of K2’s production and approximately 26% of K2’s sales for the year ended December 31, 2002 are denominated in foreign currencies and are subject to exchange rate fluctuation risk. Although K2 engages in some hedging activities to reduce foreign exchange transaction risk, changes in the exchange rates between the United States dollar and the currencies of Europe and Asia could made K2 products less competitive in foreign markets, and could reduce the sales and earnings represented by foreign currencies. Additionally, such fluctuation could result in an increase in cost of products sold in foreign markets reducing margins and earnings.

Acts of war or terrorism may have an adverse effect on K2’s business.

Acts of war or terrorism may have an adverse effect on the economy generally, and more specifically on K2’s business. Among various other risks, such occurrences have the potential to significantly decrease consumer spending on leisure products and activities, adversely impact K2’s ability to consummate future debt or equity financings and negatively affect K2’s ability to manufacture, source and deliver low-cost goods in a timely manner.

K2 is subject to and may incur liabilities under various environmental laws.

K2 is subject to federal, state, local and foreign laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal of and exposure to hazardous substances. In that regard, K2 has been and could be subject to claims and inquiries related to alleged substances in K2’s products that may be subject to notice requirements or exposure limitations, particularly in California, which may result in fines and penalties. K2 is also subject to laws and regulations that impose liability for cost and damages resulting from past disposals or other releases of hazardous substances. For example, K2 may incur liability under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, and similar laws, some of which impose strict, and in some cases, joint and several, liability for the cleanup of contamination resulting from past disposals of waste, including disposal at off-site locations. In addition, K2 has acquired pre-existing businesses, such as Rawlings, that have historical and ongoing operations, and K2 has limited information about the environmental condition of the properties of such companies. It is possible that soil and groundwater contamination may exist on these or other of K2’s properties resulting from current or former operations. K2 is currently aware of one matter involving off-site waste disposal liability in South Carolina and another matter involving soil contamination at a former facility in Michigan for which K2 has accrued approximately $1.3 million as of December 31, 2002. Although K2 is not aware of any issues arising under current environmental laws that would be reasonably likely to have a material adverse effect on K2’s business, financial condition or results of operations, K2 cannot assure you that such matters will not have such an impact.

The spread of Severe Acute Respiratory Syndrome may have a material adverse effect on K2’s manufacturing facilities in China and K2’s operations generally.

The Centers for Disease Control and World Health Organization are investigating a new disease called Severe Acute Respiratory Syndrome or SARS. The disease was first reported in November 2002 in the southern

Chinese province of Guangdong, which is the province in which K2’s Chinese manufacturing facility is located, the city of Hanoi, Vietnam, and Hong Kong. SARS has since spread to other parts of the world, including, among other locations, Canada. The outbreak of SARS curtailed travel to and from certain countries for a period of time. SARS could have a material adverse impact on K2’s manufacturing facilities in China and sourcing infrastructure in Asia, and the significant spread of SARS beyond Asia could have an adverse impact on all of K2’s operations.

Unfavorable weather can adversely affect K2’s sales.

Sales of K2’s recreational products are strongly influenced by the weather. Poor snow conditions in the winter or summer conditions unfavorable to outdoor sports can adversely affect sales of important K2 products.

Risks Related to the Notes

K2 will be able to incur additional debt, which could result in a further increase of its leverage and thereby have an adverse effect on its ability to pay its obligations under the Notes.

Despite its current and anticipated debt levels, K2 will still be able to incur substantially more debt. The terms of K2’s revolving credit facility and related term loan and the indenture governing the convertible subordinated debentures limit, but do not and will not prohibit, K2 from incurring additional debt. Concurrently with the initial offering of the Notes, K2 amended the terms of K2’s revolving credit facility and the convertible subordinated debentures. If K2 incurs additional debt, the related risks that K2 faces, and expects to face including a further increase of its leverage, could intensify, resulting in an adverse effect on K2’s ability to pay its obligations under the Notes.

The Notes are effectively subordinated to K2’s revolving credit facility, any other current or future secured obligations of K2 and to the obligations of K2’s subsidiaries.

Although the Notes are senior unsubordinated obligations, they will be effectively subordinated to any of K2’s current or future secured obligations, including the revolving credit facility, and the guarantees of all of K2’s U.S. subsidiaries in favor of the secured lenders under the revolving credit facility, to the extent of the assets that serve as security for those obligations. The Notes are also effectively subordinated to all of the liabilities of K2’s non-guaranteeing subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under K2’s indebtedness, including the Notes, or to make any funds available to K2, whether by paying dividends or otherwise, so that K2 can do so.

K2 may be unable to repurchase the Notes, to redeem the amended and restated convertible subordinated debentures or meet the demands of its $205 million revolving credit facility upon a change in control.

In some circumstances, a change in control could result from events beyond K2’s control. Upon the occurrence of a change in control, as defined in the related documents, the holders of the Notes or the amended and restated convertible subordinated debentures may require K2 to redeem or repurchase the Notes or the amended and restated convertible subordinated debentures respectively, or K2’s $205 million revolving credit facility may be accelerated. K2 may not have the financial resources to repurchase the Notes, to redeem the amended and restated convertible subordinated debentures or to repay amounts owing under its revolving credit facility in the event of a change in control. The Notes provide that change in control events, as defined in the Notes, will constitute a default and could result in the holders of the Notes requiring K2 to repurchase their Notes. Upon the occurrence of a change in control, as defined in the amended and restated convertible subordinated debentures, the holders may require K2 to redeem their debentures. K2’s revolving credit facility provides that change in control events, as defined in the credit facility, will constitute a default and could result in the acceleration of K2’s debt under that facility. Any debt agreements K2 enters into in the future may contain similar provisions as well.

The covenants in the indenture for the Notes may not prevent K2 from engaging in some types of mergers or other transactions that may adversely affect you.

The provisions of the indenture for the Notes, including the change in control provision, will not necessarily afford Note holders protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving K2, that may adversely affect Note holders. Such a transaction may not involve a change of the magnitude required under the definition of change in control in the indenture for the Notes to trigger those provisions. Except as described in the discussion entitled “Description of Notes” below, the indenture for the Notes does not contain provisions that permit the Note holders to require K2 to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The covenants governing K2’s present and future debt impose significant restrictions and the failure to comply with these covenants could result in the acceleration of a substantial portion of K2’s debt, which K2 may not be able to repay or refinance.

The terms of K2’s revolving credit facility and its amended and restated convertible subordinated debentures impose significant financial restrictions on K2. In addition, K2’s revolving credit facility requires K2 to meet certain financial tests. Concurrently with the initial offering of the Notes, K2 amended the terms of the revolving credit facility and the convertible subordinated debentures. Complying with these covenants may cause K2 to take actions that are not favorable to Note holders. These restrictions may also have a negative impact on K2’s business, results of operations and financial condition by significantly limiting or prohibiting K2 from engaging in a number of transactions, including:

•	incurring or guaranteeing additional debt;

•	making investments;

•	creating liens on K2’s assets;

•	transferring or selling assets currently held by K2; or

•	engaging in mergers or consolidations.

The failure to comply with any of these covenants would cause a default under K2’s revolving credit facility agreement, the amended and restated convertible subordinated debentures, the indenture for the Notes and other debt agreements. Furthermore, K2’s revolving credit facility requires K2 to maintain financial ratios which, if not maintained, will cause K2 to be in default under that agreement. Any such default, if not waived, could result in the acceleration of a substantial portion of K2’s debt, including the Notes, in which case the debt would become immediately due and payable. If this occurs, K2 may not be able to repay its debt or borrow sufficient funds to refinance it. Even if new financing were available, it may not be on terms that are acceptable to K2.

There may be no public market for the Notes, and an active trading market for the Notes may not develop.

The Notes are subject to restrictions on transfer in order to ensure compliance with federal and state securities laws. K2 has agreed, subject to specified conditions, to use its reasonable best efforts to have declared effective, on or before December 7, 2003, the shelf registration statement, covering the resale of the Notes and the conversion shares. However, K2 may not be able to have the shelf registration statement declared effective within that time period, if at all.

The Notes will constitute a new class of securities for which there is no established public trading market, and there can be no assurance as to:

•	the liquidity of any market for the Notes that may develop;

•	the ability of the Note holders to sell their Notes; or

•	the price at which the Note holders would be able to sell their Notes.

If a market for the Notes were to exist, the Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the market price of K2’s common stock;

•	the market for similar notes; and

•	K2’s financial performance and the performance of its subsidiaries.

The Notes are eligible for trading in The Portalsm Market of the National Association of Securities Dealers, Inc. K2 has been advised by the initial purchasers that they intend to make a market in the Notes. However, the initial purchasers are not obligated to do so, and market-making activity with respect to the Notes may be discontinued at any time without notice. In addition, that market-making activity will be subject to limitations imposed by federal securities laws. There can be no assurance as to the development or liquidity of any market for the Notes. If an active market for the Notes fails to develop or be sustained, the trading price of the Notes could be materially and adversely affected.

The indenture governing the Notes does not place any restrictions on K2’s use of the proceeds from the offering.

K2 used a portion of the proceeds from the initial offering of the Notes to repay debt under its $205 million revolving credit facility. Concurrently with the initial offering of the Notes, K2 amended the terms of the revolving credit facility. As a result, K2 is now able to re-borrow such amounts under its revolving credit facility. The indenture governing the Notes does not restrict K2’s borrowing under the revolving credit facility or place limitations on K2’s use of such borrowed funds. Therefore, K2 may use such borrowings in a manner that is not your best interest as a Note holder.

Provisions in K2’s charter documents, Delaware law and K2’s rights plan may delay or prevent an acquisition of K2, which could decrease the value of its common stock, and therefore, the Notes.

Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless specific conditions are met. In addition, K2 has in place various types of protections which would make it difficult for a company or investor to buy K2 without the approval of K2’s board of directors, including a shareholder rights plan, a classified board of directors, provisions requiring advance notice of board nominations and other actions to be taken at stockholder meetings and super-majority voting requirements with respect to extraordinary actions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other materials filed or to be filed by K2 with the SEC contains or may contain forward-looking statements concerning non-historical facts or matters that are subject to risks and uncertainties. K2 believes such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. These statements represent expectations or beliefs of K2 concerning future events, many of which are outside K2’s control. They include, among other things, statements with respect to:

•	projections of future financial performance;

•	future sales and earnings;

•	pro forma financial statements;

•	marketing efforts and trends regarding:

•	team sports including baseball, basketball and football,

•	fishing tackle markets,

•	active watersports and outdoor products markets,

•	extreme wheel sports including mountain bikes, in-line skates and skateboards, and

•	winter sports including skis and snowboards;

•	foreign exchange rate fluctuations;

•	expected levels of debt reduction;

•	retail inventory levels;

•	product acceptance and demand;

•	growth efforts, including by strategic acquisitions;

•	cost reduction efforts;

•	cost savings and economies of scales;

•	dependence on foreign manufacturing;

•	margin enhancement efforts;

•	product development efforts;

•	market positioning; and

•	future acquisitions, including the integration of these businesses, and dispositions.

These forward-looking statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “would” or similar expressions.

K2 cautions that these statements are further qualified by important factors, in addition to those under “Risk Factors” above and elsewhere in this prospectus and the documents which are incorporated by reference in this prospectus, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things:

•	economic conditions including consumer demand,

•	product demand,

•	competitive pricing and products, and

•	other risks described in K2’s filings with the SEC.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and stockholder values of K2 may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this prospectus, and in the case of documents incorporated by reference, as of the date of those documents. K2 does not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in K2’s subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

INDUSTRY DATA

In this prospectus, K2 relies on and refers to information regarding the sporting goods industry and K2’s market share in the sectors in which K2 competes. K2 obtained this information and these statistics from various third party sources and from K2’s own internal investigation and estimates. K2 believes that these sources and estimates are reliable, but K2 has not independently verified any of these sources or estimates.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges of K2 for each of the periods indicated is as follows:

Fiscal Year					Six Months Ended
1998	1999	2000	2001	2002	June 30, 2003
1.38x	1.95x	2.52x	(1)	2.87x	2.79x

(1)	For fiscal 2001, fixed charges exceeded earnings by approximately $12.0 million.

The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges for each period by fixed charges for that period. For purposes of these computations, “earnings” is calculated by adding K2’s income (loss) before taxes and K2’s fixed charges. “Fixed charges” is calculated by adding the interest K2 pays on its indebtedness, the amount K2 amortizes for debt financing costs and K2’s estimate of the amount of interest within its rental expense.

DESCRIPTION OF K2 COMMON STOCK

K2’s common stock is currently listed on the New York Stock Exchange (symbol: KTO). For the complete terms of K2’s common stock and related preferred stock purchase rights, please refer to the descriptions contained in K2’s Registration Statement on Form 8-A, filed on August 21, 1989, as amended, K2’s Registration Statement on Form 8-A, filed on August 9, 1999, as amended, and K2’s Registration Statement on Form S-4, filed on January 17, 2003, as amended, respectively, and incorporated herein by reference.

DESCRIPTION OF THE NOTES

The Notes were issued under an indenture, dated as of June 10, 2003, between K2 and U.S. Bank National Association, as trustee. The following description is a summary of certain material provisions of the indenture governing the Notes and the Notes, and does not describe every aspect of the documents. This summary is not complete and is subject to, and qualified in its entirety by reference to, the detailed provisions of the indenture, the Notes and the other documents referenced herein, including the defined terms therein.

General

The Notes are $75.0 million aggregate principal amount senior, unsecured obligations of K2. The Notes bear interest at a rate of 5.0% per annum and mature on June 15, 2010. Commencing on December 15, 2003, K2 will make interest payments on June 15 and December 15 of each year. The interest payable for the period from June 10, 2003 to December 15, 2003 will be approximately $25.69 per $1,000 principal amount of Notes.

K2 may redeem the Notes in whole or in part at any time on or after June 15, 2008, at the redemption prices set forth below under “—Optional Redemption by K2,” plus any accrued and unpaid interest to the redemption date. Note holders may require K2 to repurchase their Notes if K2 undergoes a change in control, as defined below under “—Repurchase at Option of Holders Upon a Change in Control.”

The holders may convert their Notes into K2 common stock at a rate of 76.0861 shares of K2 common stock per each $1,000 principal amount of Notes converted, subject to adjustment described below under “—Conversion Rights.” This rate is equivalent to a conversion price of approximately $13.14 per share. Unless previously redeemed or repurchased, the Notes are convertible at any time before the close of business on the maturity date. Holders of Notes called for redemption or submitted for repurchase may convert the Notes anytime up to and including the business day immediately preceding the date fixed for redemption or repurchase.

The Notes rank equally in right of payment with all of K2’s existing and future unsubordinated debt. The Notes are effectively subordinated to K2’s secured debt to the extent of the value of the assets that secure that debt and to the indebtedness of K2’s subsidiaries. As of March 31, 2003, and without giving effect to the consummation of the offering of the Notes, K2 had $138.0 million of secured debt and K2’s subsidiaries, including guarantees by K2’s U.S. subsidiaries in respect of the secured debt, had approximately $143.4 million of debt outstanding. The indenture does not limit the ability of K2 or its subsidiaries to incur additional debt, including secured debt.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The Notes

The Notes were issued in fully registered form without interest coupons and in denominations and integral multiples of $1,000. K2 will cause a register to be kept at the corporate trust office of the trustee to provide for the registration of Notes and the transfer of Notes. The trustee was appointed security registrar for the purpose of registering Notes and transfers and exchanges of Notes as provide for in and permitted by the indenture.

K2 will execute and the trustee will deliver one or more new Notes of any authorized denominations and of equal aggregate principal amount upon a Note holders surrender for registration of transfer of any Note. Also, at the option of the holder and subject to the provisions and limitations set forth in the indenture, Notes may be exchanged for other Notes of any authorized denomination and of equal aggregate principal amount.

The Notes and conversion shares, collectively referred to as registrable securities, and any securities issued in exchange therefor, are subject to certain restrictions on transfer and bear the following legend regarding those restrictions:

THIS NOTE AND ANY COMMON STOCK ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THIS NOTE AND ANY COMMON STOCK ISSUABLE UPON THE CONVERSION OF THIS NOTE MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) (1) TO A PERSON WHO THE TRANSFEROR REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ACQUIRING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (3) TO AN INSTITUTIONAL INVESTOR THAT IS AN ACCREDITED INVESTOR WITHIN THE MEANING OF RULE 501(a)(1), (2) (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS.

THIS NOTE, ANY SHARES OF COMMON STOCK ISSUABLE UPON ITS CONVERSION AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON RESALES AND OTHER TRANSFERS OF THIS NOTE AND ANY SUCH SHARES TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFER OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS NOTE AND SUCH SHARES SHALL BE DEEMED BY THE ACCEPTANCE OF THIS NOTE AND ANY SUCH SHARES TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.

The Global Note

The Notes are evidenced by one or more global notes, collectively referred to as the global note, and are registered in the name of Cede & Co., as nominee of DTC. The global note is deposited with the trustee as custodian for DTC.

DTC or its nominee is considered the sole owner and holder of the global note for all purposes, and as a result:

•	Note holders represented by the global note cannot receive Notes registered in their name;

•	Note holders are not considered to be the owner or holder of the global note or any Note it represents for any purpose;

•	Note holders cannot receive physical, certificated Notes in exchange for their beneficial interest in the global note; and

•	all payments on the global note will be made to DTC or its nominee.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee, referred to as participants, and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where ownership of beneficial interests in the global note appears, and the only way the transfer of those interests can be made is on the records kept by either DTC, for their participants’ interests, or the records kept by those participants, for interests of persons held by participants on those persons’ behalf.

Except as set forth below, record ownership of the global note may not be transferred to, nor may the global note be exchangeable for Notes registered in the name of any person, other than DTC or its nominee or a successor depositary or its nominee, unless either:

•	DTC notifies K2 that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note;

•	DTC ceases being a clearing agency registered under the Exchange Act;

•	DTC announces an intention or actually does cease doing business; or

•	an event of default with respect to the Notes represented by the global note has occurred and is continuing.

Every Note delivered upon registration of transfer of, or in exchange for a global note, or any portion thereof shall be delivered in the form of and shall be a registered global note. However, if the Note is registered in the name of a person other than the depositary for such global security or a nominee thereof shall be delivered in fully registered form.

If DTC ceases acting as the depository as set forth in the first three bullet points in the preceding paragraph and K2 has not appointed a successor depositary for the global security within 90 days after K2 becomes aware of such cessation, K2 will execute and the trustee will authenticate and deliver, Notes in an aggregate principal amount equal to the amount of the global security in exchange for the global security.

The global note and any securities issued in exchange for the global note are restricted securities and are subject to certain restrictions on transfer. The global note bears the following additional legend:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM IN THE LIMITED CIRCUMSTANCES REFERRED TO IN THE INDENTURE, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

Conversion Rights

Note holders may convert any portion of the principal amount of their Notes that is an integral multiple of $1,000 not previously redeemed or repurchased into K2 common stock at any time up to and including the close of business on the maturity date. The conversion rate is 76.0861 shares for each $1,000 principal amount of Notes being converted, subject to certain adjustments described below. This initial rate is equivalent to a conversion price of approximately $13.14 per share. K2 will pay cash in lieu of fractional shares based on the market price of its common stock at the close of business on the conversion date. A Note holder may convert Notes called for redemption or delivered for repurchase any time up to the close of business on the business day immediately preceding the redemption date or repurchase date for those Notes.

Note holders may convert their Notes by delivering to the trustee the Notes being converted, endorsed in blank, along with a duly signed and completed conversion notice. The conversion date will be the date on which the endorsed Notes and the conversion notice are delivered to the trustee. K2 will issue and deliver to the trustee a certificate or certificates representing the number of whole conversion shares issuable upon conversion together with payment in lieu of any fractional shares as promptly as practicable after the conversion date. The trustee will then send the certificate or certificates to the conversion agent for delivery to the holder of the Notes converted. The conversion shares will be fully paid, nonassessable and of equal rank with all other shares of K2 common stock.

If a Note holder converts Notes on a date that is not an interest payment date the holder will not receive any interest for the period from the immediately preceding interest payment date to the conversion date, except as described below. Any conversion notice delivered between the close of business on any regular record date to the opening of business on the next succeeding interest payment date (except Notes, or portions thereof, called for redemption on a redemption date or to be repurchased on a repurchase date that falls with in the period from the close of business on the regular record date to the close of business on the second business day following such interest payment date, and for which the right to convert would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of Notes being converted. In the case of a Note that has been converted after any regular record date but before the next succeeding interest payment date, interest payable on such interest payment date shall be payable on such interest payment date notwithstanding such conversion, and the interest shall be paid to the holder of such Note on the regular record date.

Other than set forth below, no cash payment or adjustment will be made upon conversion for interest accrued from the interest payment date next preceding the conversion date, or for any dividends on K2 common stock. Holders of conversion shares are not entitled to receive any dividends payable on K2 common stock as of any record date before the close of business on the conversion date.

Note holders are not required to pay any taxes or duties with respect to the issuance or delivery of conversion shares; however, holders must pay any tax or duty that may be payable in respect of (i) income of the holder or (ii) related to any transfer involved in the issuance or delivery of the conversion shares to a person other than that of the holder. Conversion share certificates will not be issued or delivered unless all such taxes and duties payable by the holder, if any, have been paid.

The conversion rate is subject to adjustment as set forth in the indenture for, among other things:

•	dividends and other distributions on K2 capital stock payable in K2 common stock;

•	the issuance of rights, options or warrants to all K2 stockholders other than those that would be issued to Note holders upon conversion, entitling the K2 stockholders to subscribe for or purchase K2 common stock at a price less than the market price of K2 common stock on the record date for determining which stockholders are entitled to receive those rights, options or warrants; provided, however, that if those rights, options or warrants expire or otherwise cease to be exercisable, then the conversion rate will be readjusted at such time;

•	certain subdivisions, combinations and reclassifications of K2 common stock;

•	all-cash distributions to all K2 stockholders that, in an aggregate amount, exceed 10% of the sum of the product of the market price per share of K2 common stock on the record date for such distribution and the number of shares of common stock then outstanding, referred to as K2’s market capitalization, and:

(1)	other all-cash distributions made within the preceding 365-day period for which no adjustment has been made, and

(2)	the fair market value of any cash and other consideration payable in connection with any tender or exchange offer by K2 or any of its subsidiaries for K2 common stock concluded within the preceding 365-day period for which no adjustment has been made;

•	the successful completion of a tender offer made by K2 or any of its subsidiaries for K2 common stock that involves an aggregate consideration that exceeds 10% of the sum of K2’s market capitalization as of the expiration of such tender offer, and:

(1)	the fair market value of any cash and other consideration payable in a tender or exchange offer by K2 or any of its subsidiaries for K2 common stock expiring within the 365-day period preceding the expiration of that tender offer for which no adjustment has been made, and

(2)	the aggregate amount of all cash distributions referred to above, to all K2 stockholders within the 365-day period preceding the expiration of that tender or exchange offer for which no adjustments have been made; and

•	distributions to all K2 stockholders of evidence of debt, shares of capital stock or other assets, other than any distribution described above.

K2 reserves the right to increase the conversion rate, as it considers advisable, in order to avoid or diminish any income tax to any holder of K2 common stock resulting from any dividend or distribution of stock or the issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

K2 may irrevocably increase the conversion rate for a period of at least 20 business days if its board of directors determines that the increase is in the best interests of the company. K2’s board of directors’ determination will be conclusive in this regard. K2 will give Note holders at least 15 days notice of such an increase in the conversion rate. Such an increase will not be taken into account for purposes of determining whether the closing price of K2 common stock exceeds the conversion price by 105% in connection with an event that would otherwise be a change in control or in connection with redemption, as discussed below under “—Repurchase at Option of Holders Upon a Change in Control.”

K2 is not required to make any adjustment to the conversion rate until the cumulative adjustments total at least 1.0% of the rate then in effect. K2 will compute all adjustments and will give notice thereof to Note holders. In addition, in connection with K2’s shareholder rights plan, in lieu of any adjustment to the conversion rate, the Notes will be entitled to receive upon conversion, in addition to the conversion shares, any associated rights to the same extent as holders of K2 common stock generally.

If K2 consolidates or merges with or into another entity, another entity is merged into K2 or K2 sells or transfers all or substantially all of its assets, each outstanding Note will be convertible into only the kind and amount of securities, cash and other property receivable upon the consolidation or merger or sale or transfer by a K2 stockholder holding the same number of shares of K2 common stock into which the Note was convertible immediately prior to the consolidation or merger or sale or transfer. The preceding does not apply to a consolidation or merger or sale or transfer of all or substantially all of K2’s assets not resulting in any reclassification, conversion, exchange or cancellation of K2 common stock.

Optional Redemption by K2

Beginning June 15, 2008 and until maturity, K2 may redeem the Notes, in whole or in part, at the prices set forth below, plus any accrued and unpaid interest to the redemption date. The redemption price, expressed as a percentage of the principal amount being redeemed, is as follows for Notes redeemed during the following periods:

Period	Redemption Price
Beginning on June 15, 2008 and ending on June 14, 2009	101.429%
Beginning on June 15, 2009 and ending on June 14, 2010	100.714%
After June 15, 2010	100%

K2 will give at least 30, but no more than 60 days’ notice of its election to redeem the Notes. A notice of redemption is irrevocable. No sinking fund is provided for the Notes.

Payment and Conversion

K2 will make cash payments of principal, premium, if any, and interest with respect to the global note to Cede & Co., the nominee for DTC, or any successor nominee, in its capacity as the registered owner of the global note. K2 and the trustee will treat the persons in whose names the Notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes.

K2 is not required to make any payment that comes due on a day that is not a business day. Payments that come due on a day that is not a business day are due on the next succeeding business day. Any such payments made will be treated as though they were made on the original due date and no additional interest will accrue for such time.

K2 initially appointed the trustee as paying agent and conversion agent. K2 may replace the paying agent or conversion agent or may appoint additional paying agents or conversion agents. Until the Notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to K2 as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, the City of New York for surrender of Notes for conversion. Notice of any termination or appointment or of any change in the office through which any paying agent or conversion agent will act will be given in accordance with “—Notices” below.

All moneys deposited with the trustee or any agent, or then held by K2 in trust for the payment of principal of, premium, if any, or interest on any Notes that remain unclaimed at the end of two years after the payment has become due and payable will be repaid to K2, and the related Note holders will then look only to K2 for payment.

Repurchase at Option of Holders Upon a Change in Control

Upon the occurrence of a change in control, as defined below, Note holders may require K2 to repurchase all or any portion of their Notes that is an integral multiple of $1,000 and which have not previously called for redemption. K2 or the trustee will notify Note holders of a change in control and the related repurchase right within 30 days of the occurrence of a change in control. Such notice will contain the information set forth in the indenture. If K2 gives such notice, it must also provide the trustee with a copy as well.

To exercise the repurchase right, a Note holder must deliver to the trustee the Notes being submitted for repurchase together with an irrevocable written notice of the Note holders exercise of such repurchase right on or before the 30th day after the date of the notice to the Note holder of the occurrence of a change in control. Notwithstanding such notice to the trustee, a Note holder may convert their Notes with respect to which the right is being exercised until the close of business on the business day immediately preceding the repurchase date.

The repurchase price upon a Note holders election as described above is 100% of the principal amount being repurchased, plus any accrued and unpaid interest to, but not including the repurchase date. If certain conditions set forth in the indenture are satisfied K2 may pay the repurchase price in its, or in some cases, a successor’s common stock, instead of cash. For such purposes the stock will be valued at 95% of the average of the closing sales prices of the stock for the five consecutive trading days ending on the third trading day prior to the repurchase date, which is 31 days after the date of the notice given by K2, as described above. K2 may also pay the repurchase price in a combination of cash and common stock.

Pursuant to the terms of the indenture, a change in control will be deemed to have taken place when:

•	any person acquires beneficial ownership, directly or indirectly, of shares of K2’s capital stock enabling the person to exercise at least 50% of the total voting power of K2’s capital stock entitled to vote generally in the elections of directors, other than an acquisition by K2 or any of its subsidiaries or by employee benefit plans of K2; or

•	K2 merges or consolidates with or into another person, another person merges into K2 or K2 conveys, sells, transfers, leases or otherwise disposes of all or substantially all of its assets to another person, unless the transaction:

•	does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of K2’s capital stock and allows the holders of 50% or more of the total voting power of K2’s capital stock entitled to vote generally in the elections of directors immediately prior to such transaction to maintain such voting power, directly or indirectly, in the continuing or surviving corporation immediately after such transaction, or

•	is effected solely to change K2’s jurisdiction of incorporation and results in a reclassification, conversion or exchange of the outstanding shares of K2 common stock solely into shares of common stock of the surviving entity.

A change in control, however, will not be deemed to have occurred if both:

•	the closing price of K2 common stock equals or exceeds 105% of the conversion price of the Notes in effect as of each of any 5 trading days within the period of 10 consecutive trading days ending:

•	immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock described in the first bulled point in the preceding paragraph, or

•	immediately before the change in control, in the case of a change in control relating to a merger, consolidation or asset sale described in the second bullet point in the preceding paragraph; and

•	all of the consideration, not including cash payments made in lieu of fractional shares or pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change in control under the first and second bullet points in the preceding paragraph consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the New York Stock Exchange, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the Notes become convertible solely into such common stock, depository receipts or other certificates representing common equity interests.

For purposes of the provisions related to repurchase upon a change in control:

•	the conversion price equals to $1,000 divided by the conversion rate, as described above;

•	the determination of whether a person is a “beneficial owner” is made in accordance with Rule 13d-3 promulgated by the SEC pursuant to the Exchange Act; and

•	the definition of “person” includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

Repurchase by K2 in the Open Market

To the extent permitted by applicable law and by K2’s senior debt, K2 may purchase Notes in the open market, by tender or by private agreement. K2 may surrender any Notes so purchased to the trustee for cancellation. Any Notes cancelled may not be re-issued or resold.

Mergers and Sales of Assets by K2

The terms of the indenture prohibit K2 from consolidating with or merging into any other person or entity or conveying, transferring, selling or leasing all or substantially all of its assets to an entity other than one or more of its subsidiaries, unless:

•	the surviving entity or the entity to which K2’s assets were conveyed, transferred, sold or leased is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia;

•	if K2 is not the surviving entity, the surviving entity executes a supplemental indenture assuming the duties and obligations of K2 under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	all other conditions precedent required under the indenture have been satisfied.

Upon any consolidation of K2 with, or merger of K2 into any other person or entity or any other conveyance, transfer, lease or other disposition of all or substantially all of K2’s assets, the successor formed by such transaction shall succeed to, and be substituted for K2 under the indenture with the same effect as if the successor had been named as K2 in the indenture. From that point on, except in the case of a lease, K2 or the predecessor entity shall be relieved of all obligations and covenants under the indenture and the Notes.

Reports

Pursuant to the terms of the indenture, K2 shall file with the trustee and the SEC and send to holders such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act of 1939, as amended, at the times and in the manner set forth in the Trust Indenture Act.

Pursuant to the terms of the indentures and independent of whether K2 is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, K2 must deliver to the trustee, each Note holder and each prospective purchaser of Notes identified by an initial purchaser all information, documents or reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days of when such information, documents or reports are required to be filed with the SEC. Specifically, K2 will deliver annual and quarterly financial statements substantially equivalent to those that would be included in reports filed with the SEC as required by Section 13 or 15(d) of the Exchange Act. Such reports shall include with respect to annual information only, a report thereon by K2’s certified independent public accountants that would be required in such reports to the SEC and a management’s discussion and analysis of financial condition and results of operations which would be so required. Unless the SEC will not accept them, K2 will file such annual, quarterly and other reports with the SEC which it is or would have been required to file with the SEC at such times as are required to be filed.

Events of Default

The following are events of default under the indenture:

•	K2 fails to pay any principal or premium when due;

•	K2 fails to pay any interest, including liquidated damages, when due, and such failure continues for 30 days;

•	K2 fails to comply with its obligations to either:

•	offer to repurchase the Notes, or

•	repurchase Notes properly tendered and not withdrawn upon the occurrence of a change in control;

•	K2 fails to perform any other covenant in the indenture, and such failure continues for 60 days following written notice to K2 from the trustee or the holders of at least 25% in aggregate principal amount of Notes then outstanding;

•	K2 fails to pay indebtedness under any bond, debenture, note or other evidence of indebtedness for borrowed money, or any guarantee thereof, when due, whether by reason of maturity or as a result of the acceleration thereof, the aggregate principal amount of such indebtedness exceeds $15.0 million and any applicable grace period has expired; or

•	certain events of bankruptcy, insolvency or reorganization involving K2 or any of its significant subsidiaries, as defined in Regulation S-X, under the Securities Act.

If an event of default occurs and is continuing, other than a default arising from insolvency, bankruptcy or reorganization, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the Notes by giving notice to K2 of such acceleration. However, the holders of a majority in aggregate principal amount of outstanding Notes may, under some circumstances, rescind and annul the acceleration if K2 deposits sufficient funds with the trustee to pay all amounts due other than the principal due as a result of acceleration, all events of default, other than the non-payment of principal due solely as a result of the acceleration, have been cured or waived, and no judgment or decree for payment has been obtained. If the event of default relates to insolvency, bankruptcy or reorganization, then the principal and any accrued interest automatically becomes immediately due and payable without any act by the Note holders or the trustee. See “—Meetings, Modification and Waivers” below for information as to waivers of defaults.

A Note holder may not request or direct the trustee to exercise any of its rights or powers under the indenture, subject to the provisions of the indenture relating to the duties of the trustee, unless the Note holder offers the trustee reasonable indemnity. However, upon providing indemnification to the trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Only the trustee may institute proceedings with respect to the indenture or for any remedy under the indenture; however, Note holders may do so in limited circumstances. For a Note holder to institute a proceeding with respect to the indenture or for any remedy under the indenture, the following must be satisfied:

•	the Note holder gave the trustee written notice of an event of default that is continuing;

•	the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request to the trustee to institute proceedings;

•	the holder or holders offered the trustee reasonable indemnity with respect to such request;

•	the holders of a majority in aggregate principal amount of the outstanding Notes have not given the trustee a direction inconsistent with the request; and

•	the trustee failed to institute the proceeding within 60 days of the written notice and request.

Note holders do however have an absolute and unconditional right to institute suit to enforce either past due payments of principal, premium or interest, including liquidated damages, with respect to their Notes, or their right to convert the Notes in accordance with the indenture.

K2 is required to annually furnish the trustee with a statement regarding its performance of certain obligations under the indenture and as to any default in its performance.

Meetings, Modification and Waiver

The indenture contains provisions for convening meetings of the Note holders to consider matters affecting their interests.

Some limited modifications of the indenture may be made without the necessity of obtaining the consent of the Note holders.

Other modifications and amendments of the indenture may be made, compliance by K2 with some restrictive provisions of the indenture may be waived and any past defaults and their consequences under the indenture, except a default in the payment of principal, premium, if any, or interest, may be waived, either:

•	with the written consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding; or

•	by the adoption of a resolution, at a meeting of Note holders at which a quorum is present, by the holders of at least a majority in aggregate principal amount of the outstanding Notes represented.

However, a modification amendment requires the consent of the holder of each outstanding Note affected if it would:

•	change the stated maturity of the principal or interest of a Note;

•	reduce the principal amount of, or any premium or interest on, any Note;

•	reduce the amount payable upon a redemption or mandatory repurchase;

•	change the place or currency of payment on a Note, except with respect to the payment of liquidated damages which, may be effected through an amendment to the registration rights agreement;

•	impair the right to institute suit for the enforcement of any payment on any Note;

•	adversely affect the right of Note holders to convert the Notes, other than a modification or amendment permitted by the terms of the indenture;

•	modify the provisions with respect to the repurchase rights of the Notes in a manner adverse to the Note holders, other than a modification or amendment permitted by the terms of the indenture;

•	reduce the above-stated percentage of the principal amount of the Note holders whose consent is needed to modify or amend the indenture;

•	modify K2’s obligation to maintain an office or agency, which may include the trustee, in the Borough of Manhattan, the City of New York;

•	reduce the percentage of the principal amount of the holders of Notes whose consent is needed to waive compliance with some provisions of the indenture or to waive payment defaults or defaults relating to covenants that cannot be modified without the consent of each holder of the outstanding Notes;

•	cause the Notes to become contractually subordinate in right of payment to any other debt of K2, except for secured debt which shall effectively be senior in right of payment to the Notes to the extent of the value of the collateral securing that debt;

•	modify the redemption prices in a manner adverse to the Note holders;

•	modify K2’s obligation to deliver information required under Rule 144A to permit resales of the Notes and conversion shares if K2 ceases to be subject to the reporting requirements under the Exchange Act; or

•	reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of Note holders at which a resolution is adopted.

Registration Rights

K2 entered into a registration rights agreement with the initial purchasers dated June 10, 2003 in connection with the issuance of the Notes. The following summary is a description of certain provisions of the registration rights agreement; however, it is not complete. The summary is subject to, and qualified in its entirety by reference to, the provisions of the registration rights agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Pursuant to the terms of the registration rights agreement and for the benefit of the holders of registrable securities, K2 agreed, at its expense, to:

•	file the shelf registration statement with the SEC no later than September 8, 2003;

•	use its reasonable best efforts to have the shelf registration statement declared effective no later than December 7, 2003; and

•	use its reasonable best efforts to keep the shelf registration statement effective until the earliest of:

(1)	the date on which there are no outstanding registrable securities,

(2)	the date on which all registrable securities, other than those held by K2 and its affiliates, are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act or any successor rule thereof, and

(3)	two years after the date the shelf registration statement is declared effective.

K2 also agreed to use its reasonable best efforts to take a number of other actions necessary to permit public resales of the registrable securities, including, but not limited to, providing copies of this prospectus to each holder of registrable securities and notifying each holder of registrable securities when the shelf registration statement becomes effective. K2 will be deemed not to have used its reasonable best efforts if K2 voluntarily takes any action that prevents holders of registrable securities from being able to offer and sell any registrable securities pursuant to the shelf registration statement, unless such action is required by law or permitted pursuant to the terms of the registration rights agreement.

A holder electing to sell registrable securities pursuant to the shelf registration statement is or may be required to:

•	be named as a selling security holder in this prospectus or a supplement hereto;

•	complete and return the certain notice and questionnaire discussed below;

•	deliver a prospectus to purchasers under certain circumstances;

•	be bound by the provisions of the registration rights agreement applicable to holders selling registrable securities, including the indemnification provisions; and

•	be subject to civil liability provisions under the Securities Act in connection with the related sales.

K2 will mail the notice and questionnaire to holders of registrable securities at least 30 days prior to the date the shelf registration statement is declared effective. Holders will have at least 28 days from the date on which the notice and questionnaire is first mailed to return a completed and signed copy to K2. A holder will not be entitled to be named as a selling security holder in the shelf registration statement as of the date it is declared effective or to use this prospectus for offers and resales of the registrable securities unless such holder returned a completed and signed notice and questionnaire in a timely fashion. Beneficial owners of registrable securities may obtain another notice and questionnaire from K2 upon request.

K2, upon written notice to all holders of registrable securities, may postpone having the shelf registration statement declared effective for a reasonable period, not to exceed 90 days, if the K2 board of directors makes a good faith determination that such a postponement is in K2’s best interests. Only valid business reasons such as the acquisition or divestiture of assets, or pending corporate developments may be used to effectuate a postponement; however, avoiding K2’s obligations under the registration rights agreement is not a valid business reason.

K2 may also suspend the use of this prospectus for reasons related to pending corporate developments or public filings with the SEC. Such suspension periods may not exceed a total of 30 days in any 90-day period or a total of 90 days in any 365-day period.

Notwithstanding any such postponements or suspensions discussed above, additional interest, referred to as liquidated damages, will accrue on the registrable securities if the shelf registration statement:

•	has not been filed with the SEC on or prior to September 8, 2003;

•	is not declared effective on or prior to December 7, 2003; or

•	ceases to be effective or K2 otherwise prevents or restricts holders of registrable securities from making sales under the shelf registration statement for more than:

•	30 days, whether or not consecutive, during any 90-day period, or

•	90 days, whether or not consecutive, during any 365-day period.

Liquidated damages accrue as follows:

•	at a rate 0.25% of the principal amount per annum to and including the 90th day after a registration default described in the first two bullets in the preceding paragraph;

•	at a rate 0.5% of the principal amount per annum from and after the 91st day after a registration default described in the first two bullets in the preceding paragraph, until, but not including, the day such default is cured; and

•	at a rate of 0.5% of the principal amount per annum from and after the 31st day or the 91st day, as the case may be, of an effective failure described in the last bullet in the preceding paragraph.

However, at no time will K2 be required to pay liquidated damages in excess of 0.5% of the principal amount per annum, regardless of whether one or multiple registration defaults or effective failures exist.

The liquidated damages described in the last bullet point in the preceding paragraph will continue until the earlier of:

•	the time the shelf registration statement again becomes effective or the holders of the registrable securities are again able to make sales under the shelf registration statement; or

•	the earliest of:

(1)	two years after the date the shelf registration statement is declared effective,

(2)	the date on which all registrable securities, other than those held by K2 and its affiliates, are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act or any successor rule thereof, and

(3)	the date on which there are no outstanding registrable securities.

Liquidated damages accrue only on registrable securities that are then restricted securities. Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

Pursuant to the registration rights agreement, K2 agreed to indemnify the selling security holders and each securities professional, including underwriters and selling agents, who facilitate the disposition of their registrable securities against losses, claims, damages or liabilities arising out of or are based upon any untrue statement of material fact or an omission of a material fact required to be stated in the shelf registration statement, this prospectus or any amendments or supplements thereto. As a consequence of having their registrable securities included in the shelf registration statement, the selling security holders agreed to indemnify K2 against losses, claims, damages or liabilities that arise out of or are based upon an untrue statement of material fact or an omission of a material fact contained the shelf registration statement, this prospectus or any amendments or supplements thereto to the extent that such untrue statement or omission was made in reliance upon written information furnished to K2 by the selling security holder. However, neither K2 nor the selling security holders will be required to indemnify the other party as to any losses, claims, damages or liabilities arising out of or based upon information furnished by the party who would otherwise be indemnified.

Listing of Conversion Shares

K2 agreed in the registration rights agreement to use its reasonable best efforts to list the conversion shares on the New York Stock Exchange, or on whichever stock exchange or trading system K2 common stock is primarily traded on prior to the effectiveness of the shelf registration statement.

Notices

Notices to holders of registrable securities required pursuant to the terms of the indenture will be sent by mail to the addresses as they appear in the security register. Unless the indenture provides otherwise, notices are deemed to have been given on the date they are mailed.

Replacement of Notes

K2 will replace any mutilated, destroyed, lost or stolen Note. Prior to the issuance of such replacement Note, the holder must deliver to the trustee the mutilated Note or other evidence satisfactory to K2 and the trustee of the destruction, loss or theft. The holder must also deliver indemnity satisfactory to the trustee and K2 in the case of a lost, stolen or destroyed Note before a replacement Note will be issued. K2 may require the holder to pay certain fees set forth in the indenture upon issuance of the replacement Note, other than those stamps and other duties that K2 shall pay, as set forth in “—Payment of Stamp and Other Taxes” below.

Payment of Stamps and Other Taxes

Except as set forth in the indenture, K2 will pay all stamps and other duties that may be imposed by the United States or any political subdivision thereof or therein with respect to the issuance, transfer or exchange of the registrable securities. However, K2 is not required to pay any stamps or other duties so imposed which are contested in good faith or if not paid, will not be materially adverse in any material respects to any holders of registrable securities.

Governing Law

The indenture, the Notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

SELLING SECURITY HOLDERS

On June 10, 2003, K2 issued and sold $75.0 million aggregate principal amount of Notes in private placement transactions to the initial purchasers. The initial purchasers sold the Notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act. The selling security holders, including their transferees, pledgees, donees or successors, may from time to time, offer and sell any or all of the registrable securities pursuant to this prospectus or prospectus supplement. The selling security holders will receive the proceeds from this offering. K2 will not receive any of the proceeds from this offering.

The following table sets forth certain information with respect to each selling security holder, including their name, the aggregate principal amount of Notes beneficially owned prior to the offering and being offered by each selling security holder, and the number of shares of K2 common stock beneficially owned prior to the offering and being offered by each selling security holder. Because each selling security holder may sell all or some of the registrable securities from time to time pursuant to transactions exempt from the registration requirements of the Securities Act, no estimate can be given as to the amount of the Notes or K2 common stock that will be held by each selling security holder upon termination of any particular offering. See “Plan of Distribution.”

Selling Security Holder	Principal Amount of Notes Beneficially Owned Prior to Offering	Principal Amount of Notes Offered Hereby	Number of Shares of K2 Common Stock Beneficially Owned Prior to Offering	Number of Shares of K2 Common Stock Offered Hereby
*

Total

*	Selling security holder information to be provided by amendment.

To the best of K2’s knowledge, none of the selling security holders have any position, office or other material relationship with K2 or any of K2’s affiliates.

Information about the selling security holders may change over time. The selling security holders identified above may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act, all or a portion of their registrable securities since the date on which they provided the information regarding the table above. K2 prepared this table based on the information supplied to K2 by the selling security holders named in the table. K2 has not sought to verify such information.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors, may, from time to time, sell the registrable securities directly to purchasers. Alternatively, the selling security holders may offer the registrable securities from time to time to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of the securities, for whom they may act as agents. The compensation as to a particular broker/dealer may be in excess of customary commissions. The selling security holders and any underwriters, broker/dealers or agents that participate in the distribution of registrable securities may, in connection with these sales, be deemed to be “underwriters” within the meaning of the Securities Act, and any profit from the sale of such securities by them and any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling security holders may sell the registrable securities from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices, as determined by the selling security holders. The sale or the registrable securities may be effected in transactions:

•	on any national securities exchange or quotation service on which the Notes or K2 common stock may be listed or quoted at the time of sale, including The PortalSM Market of the National Association of Securities Dealers, Inc. with respect to the Notes and the New York Stock Exchange with respect to the conversion shares;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this prospectus. The selling security holders may not sell any security described in this prospectus and may not transfer, devise or gift such securities by other means not described in this prospectus.

These sales may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. The selling security holders may also enter into hedging transactions with broker/dealers in connection with the sales of the registrable securities. These broker/dealers may in turn engage in short sales of the registrable securities in the course of hedging their positions. The selling security holders may sell short the registrable securities to close out short positions, or loan or pledge the registrable securities to broker/dealers that, in turn, may sell the registrable securities.

At the time a particular offering of the registrable securities is made, if required, a prospectus supplement will be distributed setting forth the names of the selling security holders, the aggregate amount of registrable securities being offered, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commission or concessions allowed or reallowed or paid to the broker/dealers.

To comply with certain states’ securities laws, if applicable, the selling security holders will offer or sell the registrable securities in such jurisdictions only through registered or licensed brokers/dealers. In addition, in some states the selling security holders may not sell the registrable securities unless the registrable securities have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available and the conditions of which have been satisfied.

Pursuant to the registration rights agreement, all expenses of the registration of registrable securities will be paid by K2, including, without limitation, any SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling security holders will pay all underwriting discounts and selling commissions and certain transfer taxes, if any. The selling security holders will be indemnified by K2 against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. K2 will be indemnified by the selling security holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

Pursuant to the registration rights agreement, K2 is required to use its reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years from its effective date or such shorter period that will terminate upon the earlier of the date on which the registrable securities are permitted to be freely sold or distributed to the public pursuant to Rule 144(k) of the Securities Act or the date on which there are no outstanding registrable securities. Notwithstanding the foregoing obligations, K2 may, under certain circumstances, postpone or suspend the filing or the effectiveness of the shelf registration statement, or any amendments or supplement thereto, or the sale of registrable securities hereunder. See “Description of Notes—Registration Rights.”

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale of the Notes and K2 common stock offered pursuant to this prospectus. K2 will not receive any of the proceeds from the sale of the securities offered pursuant to this prospectus. The approximately $72.1 million received as consideration by K2 in connection with the original issuance of the Notes was used to repay debt under K2’s $205 million revolving credit facility and for general corporate purposes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material United States federal income tax considerations relating to the exchange of the old notes for the Notes, as well as the ownership and disposition of the registrable securities. This description does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended, referred to as the Code, Treasury regulations issued under the Code, published rulings and court decisions, all as in effect on the date of this prospectus. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service, referred to as the IRS, might interpret the existing authorities differently. In either case, the tax consequences of acquiring, owning or disposing of registrable securities could differ from those described below. This description assumes that the registrable securities are held as a “capital asset” (generally, property held for investment) within the meaning of section 1221 of the Code.

The tax treatment of a holder of registrable securities may vary depending on the holder’s particular situation. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws. Special rules may apply, for instance, to banks and financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations or private foundations, brokers, dealers or traders in securities or foreign currencies, and persons holding registrable securities as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes. In addition, this description does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

If a partnership or other entity taxable as a partnership holds the Notes, the tax treatment of a partner will generally depend on the status and activities of the partner and the status and activities of the partnership. Any such partnership or other entity owning the Notes and any owner thereof should consult its tax advisor as to the tax consequences of the acquisition, ownership and disposition of the Notes.

Investors should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate and gift tax laws, foreign, state and local laws, and tax treaties.

The Exchange Offer

The exchange of old notes for Notes pursuant to this exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the Notes will not be considered to differ materially in kind or extent from the old notes. As a result, the exchange offer will not be a taxable transaction for U.S. federal income tax consequences. In addition, each holder will have the same adjusted issued price, adjusted basis, and holding period in the Notes as it had in the old notes immediately prior to the exchange.

U.S. Federal Income Tax Consequences to U.S. Holders

For purposes of this discussion, a U.S. Holder means a beneficial owner of the Notes who, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation or other business entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof. including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 9, 1996, and were treated as domestic trusts on that date.

Stated Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the Notes, in accordance with their regular method of accounting.

Amortizable Bond Premium

If a U.S. Holder purchases a Note for an amount in excess of its principal amount, the Note will be considered to have “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest income otherwise required to be included in respect of the Note during the taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their own tax advisors.

Sale, Exchange or Redemption of the Notes

A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a Note in a sale, redemption or exchange, other than a conversion of the Note into common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the Note. The U.S. Holder’s adjusted tax basis in the Note will generally equal the amount the U.S. Holder paid for the Note, or the amount paid for the old note if the Note is obtained in the exchange offer. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the Note, except that the portion of any proceeds attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. Holder on a disposition of the Note will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

If, upon a change in control, a U.S. Holder requires K2 to repurchase some or all of the holder’s Notes and K2 elects to pay the repurchase price in shares of its common stock, the redemption may qualify as a recapitalization for U.S. federal income tax purposes if the Notes qualify as “securities” for those purposes. While the Notes probably qualify as “securities,” the matter is not free from doubt. If the redemption qualifies as a recapitalization, a U.S. Holder would not recognize any income, gain or loss on the holder’s receipt of K2 common stock in exchange for the Notes, except to the extent the stock received is attributable to accrued interest and except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of common stock. The U.S. Holder’s aggregate basis in the common stock would equal his adjusted basis in the Note, less the portion of the basis allocable to a fractional share of common stock for which cash is received. The U.S. Holder’s holding period for the stock would include the period during which he held the Note. If the redemption does not qualify as a recapitalization, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the Note as described above.

Market Discount

If a U.S. Holder purchases a Note for an amount that is less than its principal amount by more than a de minimis amount, the excess of the principal amount over the U.S. Holder’s purchase price will be treated as “market discount.”

Under the market discount rules, a U.S. Holder will be required to treat any gain realized on the sale, exchange, retirement or other taxable disposition of a Note as ordinary income to the extent of the lesser of (i) the amount of such realized gain, or (ii) the market discount which has not previously been included in income and is treated as having accrued through the time of such disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note unless the U.S. Holder elects to accrue market discount on a constant yield basis. A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions.

A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and regarding the deferral of interest deductions will not apply. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their tax advisors.

Conversion of the Notes

A U.S. Holder who converts his Note into conversion shares generally will not recognize any income, gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share. The U.S. Holder’s aggregate adjusted basis in the conversion shares will equal his adjusted basis in the Note, less the portion of the basis allocable to a fractional share of common stock for which cash is received, and the U.S. Holder’s holding period for the stock will include the period during which he held the Note.

Dividends

If a U.S. Holder converts a Note into conversion shares and K2 makes a distribution, other than of its own stock, in respect of that stock, the distribution will be treated as a dividend to the extent it is paid from K2’s current or accumulated earnings and profits. If the distribution exceeds K2’s current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the U.S. Holder’s stock to the extent of the U.S. Holder’s adjusted tax basis in the U.S. Holder’s stock. Any remaining excess will be treated as capital gain. Recent legislation provides for special treatment of dividends paid to individual taxpayers prior to 2009. Under this legislation, dividend income that is received by individual taxpayers and that satisfies certain requirements is generally subject to tax at a favorable rate. K2 is required to provide stockholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from K2’s current or accumulated earnings and profits. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of K2 stock.

The terms of the Notes allow for changes in the conversion price of the Notes in certain circumstances. A change in conversion price that allows U.S. Holders of Notes to receive more conversion shares upon conversion may increase those Note holders’ proportionate interests in K2’s earnings and profits or assets. In that case, those Note holders could be treated as though they received a dividend in the form of K2 common stock. Such a constructive stock dividend could be taxable to those Note holders, although they would not actually receive any cash or other property. For example, such a taxable constructive stock dividend would occur if the conversion price were adjusted to compensate Note holders for distributions of cash or property to K2’s stockholders. However, a change in conversion price to prevent the dilution of the Note holders’ interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase Note holders’ proportionate interests in K2’s earnings and profits or assets and should not be treated as a constructive stock dividend. On the other hand, if an event occurs that dilutes the Note holders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of K2’s stockholders could be treated as a taxable stock dividend to those stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient, to the extent of K2’s current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain as more fully described above.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock as described above in “—Conversion of the Notes” and “—Sale, Exchange or Redemption of the Notes.” The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and In formation Reporting

When required, K2 or K2’s paying agent will report to the holders of the registrable securities and the IRS amounts paid on or with respect to the Notes during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding at the applicable rate, which is currently 28%, if the U.S. Holder (a) fails to provide K2 or K2’s paying agent with a correct taxpayer identification number or certification of exempt status, such as certification of corporate status, (b) has been notified by the IRS that that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to K2 or K2’s paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of the Notes who is a nonresident alien or a corporation, trust or estate that is not a U.S. Holder. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and entities that are treated as partnerships for U.S. federal income tax purposes. Such entities and their owners should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Interest

Subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on the Notes that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States if the interest qualifies for the so-called portfolio interest exemption. This will be the case if the Non-U.S. Holder: (i) provides to K2 or its paying agent the appropriate certification, as discussed below; (ii) does not actually or constructively own 10% or more of the total combined voting power of K2’s voting stock; (iii) is not a “controlled foreign corporation” that is actually or constructively related to K2 and (iv) is not a bank whose receipt of interest on the Notes is pursuant to a loan agreement entered into in the ordinary course of business.

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•	If the Non-U.S. Holder that is not treated for U.S. federal income tax purposes as a foreign partnership or other foreign flow-through entity provides to K2 or its paying agent a statement on IRS Form W-8BEN or suitable successor form, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder by name and address and stating, among other things, that the Non-U.S. Holder is not a United States person.

•	If a Note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalty of perjury, certifies to K2 that it has received such statement from the beneficial owner or another intermediary and furnishes K2 or its paying agent with a copy.

•	If a financial institution or other intermediary that holds the Note on behalf of the Non-U.S. Holder has entered into a withholding agreement with the IRS submits an IRS Form W-8IMY, or suitable successor form, and certain other required documentation to K2 or its paying agent.

•	If a Non-U.S. Holder that is treated for U.S. federal income tax purposes as a foreign partnership or other foreign flow-through entity furnishes to K2 or its paying agent an IRS Form W-8IMY, or suitable successor form, certain other required documentation, and, unless such holder has entered into a withholding agreement with the IRS, an IRS Form W-8BEN, or suitable successor form, from each direct and indirect owner.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to interest income on the Notes paid to a Non-U.S. Holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN, or suitable successor or substitute form, establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI, or suitable successor form.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a Note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will be required to pay Un U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax provided the appropriate statement is provided to K2) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any interest income that is effectively connected with a United States trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment, or a fixed base in the case of an individual, maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. For this purpose, interest on the Notes will be included in the earnings and profits of such foreign corporation.

Conversion of the Notes

A Non-U.S. Holder who converts his Note into conversion shares generally will not recognize any income, gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share. To the extent that a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a Note or common stock. The Non-U.S. Holder’s aggregate adjusted basis in the common stock will equal his adjusted basis in the

Note, less the portion of the basis allocable to a fractional share of common stock for which cash is received, and the Non-U.S. Holder’s holding period for the stock will include the period during which he held the Note.

Dividends

Subject to the discussion below of backup withholding, dividends paid on the conversion shares to a Non-U.S. Holder (including any deemed dividend payments as discussed in “—U.S. Holders—Dividends,” generally will be subject to a 30% U.S. federal withholding tax, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN, or suitable successor or substitute form, establishing qualification for benefits under the treaty, or (b) the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI, or suitable successor form. If dividends paid on the conversion shares to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s trade or business in the United States, the tax consequences to the Non-U.S. Holder generally will be the same as that described above with respect to the receipt interest payments that are effectively connected with a Non-U.S. Holder’s trade or business in the United States.

Dispositions of Notes and Common Stock

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a Note or sale or exchange of common stock unless: (a) such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or (b) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the United States-source capital gains exceed capital losses allocable to United States sources. If the second exception applies, generally the Non-U.S. Holder will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN, or suitable successor form. Additionally, Non-U.S. Holders that are treated for U.S. federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United States could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

When required, K2 or K2’s paying agent will report to the IRS and to each Non-U.S. Holder the amount of any interest paid on the Notes or dividend paid on the common stock in each calendar year, and the amount of tax withheld, if any, with respect to these payments.

Non-U.S. Holders who have provided the forms and certification mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither K2 nor K2’s agent has actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a registrable security to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, additional information reporting, but not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for United States tax purposes, (c) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a registrable security to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder of beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult his tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding, and disposing of K2 Notes or common stock, including the consequences of any proposed change in applicable laws.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows K2 to “incorporate by reference” information into this prospectus, which means that K2 can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. However, as allowed by SEC rules, this prospectus does not contain all the information you can find in the K2 registration statement or the exhibits to the registration statement. This prospectus incorporates by reference the documents set forth below that K2 previously filed with the SEC, excluding information furnished (but not filed) pursuant to Item 9 or Item 12 of Form 8-K. These documents contain important information about K2 and its financial condition.

K2 SEC Filings (File No. 001-04290)	Period

Annual Report on Form 10-K	Year ended December 31, 2002

Quarterly Report on Form 10-Q	Quarter ended March 31, 2003 and June 30, 2003

Current Reports on Form 8-K	Filed on February 24, 2003, March 13, 2003, April 1, 2003, May 28, 2003, June 5, 2003 and June 5, 2003

Registration Statement on Form 8-A	Filed on August 21, 1989 and August 9, 1999

Registration Statement on Form 8-A/A	Filed on January 23, 1998

Registration Statement on Form S-4/A	Filed on February 25, 2003

All additional documents that K2 may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of Notes and common stock, shall also be deemed to be incorporated by reference.

References herein to “this prospectus” are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that K2 later files with the Commission before the termination of this offering of Notes and common stock will automatically modify and supersede the information previously incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, K2 will provide any person, including beneficial owners, to whom a copy of this prospectus is delivered, a copy of any documents incorporated by reference in this prospectus but not delivered along with this prospectus free of charge, excluding all exhibits, unless K2 specifically incorporated by reference an exhibit in this prospectus. Any such requests should be addressed to:

K2 Inc.

Attention: Investor Relations

2051 Palomar Airport Road

Carlsbad, California 92009

Telephone: (760) 494-1000

Facsimile: (760) 494-1099

K2 files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or information that K2 files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. K2’s SEC filings are available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at “www.sec.gov.”

LEGAL MATTERS

The validity of the Notes and the K2 common stock offered by this prospectus will be passed upon for K2 by Gibson, Dunn & Crutcher LLP, Los Angles, California.

EXPERTS

The consolidated financial statements and schedule of K2 Inc. and subsidiaries at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 incorporated by reference in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which is incorporated by reference in this prospectus and registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities registered hereby:

SEC Registration fee	$6,067.50
Printing, duplicating and engraving expenses	$75,000	*
Legal fees and expenses	$40,000	*
Accounting fees and expenses	$160,000	*
Miscellaneous	$25,000	*

Total	$306,067.50	*

*	Estimate

Item 15.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, as amended, allows a corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of directors of the corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (a) breached his/her duty of loyalty to the corporation or its stockholders, (b) acted not in good faith or in knowing violation of a law, (c) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware General Corporation Law or (d) obtained an improper personal benefit from a transaction.

Section 145 of the Delaware General Corporate Law permits a corporation to indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed third party proceeding, other than an action by or in the right of the Registrant, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify any of its directors or officers against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that the corporation shall not indemnify such person if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The rights granted under this section of the Delaware General Corporate Law are not exclusive of any other rights to which such person is entitled. The corporation may purchase and maintain insurance on behalf of such persons against any liability asserted against or incurred by such persons in any capacity as or arising out of such persons’ status as an director, officer, employee or agent of the corporation.

Section 174 of the Delaware General Corporation Law provides, among other things, that all directors who willfully or negligently approve an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for the full amount paid out in connection with these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts. Any director against whom a claim is successfully asserted may recover contribution from any other directors who voted or concurred in the unlawful action.

Article 17 of the Registrant’s Restated Certificate of Incorporation, as amended, includes a provision eliminating the personal liability of its officers and directors for monetary damages for breach of fiduciary duty as a director to the fullest extent authorized by, and subject to the limitations expressed in Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article 18 of the Restated Certificate provides that: (a) the Registrant is required to indemnify its directors, officers and persons serving at the request of the Registrant as a director, officer, employee or agent of another corporation or business entity, to the fullest extent permitted by Delaware law; (b) the Registrant may indemnify employees and agents of the Registrant with the same scope and effect as the indemnification provided to officers and directors; (c) the Registrant will advance amounts as required by law after the director or officer delivers to the Registrant an undertaking to repay all amounts advanced if it is determined that the director or officer is not entitled to indemnification; (d) the director or officer may bring suit against the Registrant to recover an amount if the director or officer was successful in whole or in part and the Registrant has not paid the director or officer within thirty days of receipt of the director or officer’s claim for payment; (e) the rights conferred in the Restated Certificate are not exclusive of any other right which the director or officer may have, or thereafter acquire under any statute, provision of the Restated Certificate, bylaw, agreement or otherwise; and (f) the Registrant may maintain director and officer liability insurance at its own expense.

In addition, the Registrant has entered into an agreement with its officers and directors providing for indemnification from certain liabilities and advancement of expenses to the fullest extent permitted by Delaware law in connection with these officers and directors providing services to the Registrant as officer or director, as the case may be.

Item 16.	Exhibits.

See Exhibit Index attached hereto and incorporated by reference.

Item 17.	Undertakings.

(a)    The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)    The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act of 1939.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carlsbad, state of California, on September 8, 2003.

K2 INC.

By:	/s/ RICHARD J. HECKMANN
Richard J. Heckmann Chief Executive Officer, Director and Chairman of the Board

POWERS OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENT, that each persons whose signature appears below does hereby constitute and appoints Richard J. Heckmann, John J. Rangel and Monte H. Baier, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do to cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ RICHARD J. HECKMANN Richard J. Heckmann	Chief Executive Officer, Director and Chairman of the Board (Principal Executive Officer)	September 8, 2003

/s/ JOHN J. RANGEL John J. Rangel	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 8, 2003

/s/ WILFORD D. GODBOLD, JR. Wilford D. Godbold, Jr.	Director	September 8, 2003

/s/ JERRY E. GOLDRESS Jerry E. Goldress	Director	September 8, 2003

/s/ ROBIN E. HERNREICH Robin E. Hernreich	Director	September 8, 2003

S-1

Signature	Title	Date

/s/ LOU HOLTZ Lou Holtz	Director	September 8, 2003

/s/ STEWART M. KASEN Stewart M. Kasen	Director	September 8, 2003

/s/ ALFRED E. OSBORNE, JR. Alfred E. Osborne, Jr.	Director	September 8, 2003

/s/ DAN QUAYLE Dan Quayle	Director	September 8, 2003

/s/ EDWARD F. RYAN Edward F. Ryan	Director	September 8, 2003

S-2

EXHIBIT INDEX

Exhibit Number	Description

1.1#	Purchase Agreement, dated June 4, 2003, by and among K2 Inc., as Issuer and Goldman, Sachs & Co., Banc One Capital Markets, Inc. and J.P. Morgan Securities, Inc. as Initial Purchasers of the 5.00% Convertible Senior Notes due June 15, 2010.

3.1	Restated Certificate of Incorporation dated May 4, 1989, filed as Exhibit (3)(a) to the Annual Report on Form 10-K of K2 Inc. for the year ended December 31, 1989, and incorporated herein by reference.

3.2	Certificate of Amendment of Restated Certificate of Incorporation, filed as Exhibit 3(a)(ii) to the Annual Report on Form 10-K of K2 Inc. for the year ended December 31, 1995, and incorporated herein by reference.

3.3	Certificate of Amendment of Restated Certificate of Incorporation, filed as Exhibit (3)(i) to the Quarterly Report on Form 10-Q of K2 Inc. for the quarter ended June 30, 1999, and incorporated herein by reference.

3.4	Certificate of Amendment of Restated Certificate of Incorporation, filed on April 1, 2003 as Exhibit 3.1 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

3.5	By-Laws, as amended, of K2 Inc., as amended, filed as Exhibit 3 to the Quarterly Report on Form 10-Q of K2 Inc. for the quarter ended June 30, 1999, and incorporated herein by reference.

4.1	Rights Agreement dated as of July 1, 1999 between K2 Inc. and Harris Trust Company of California, as Rights Agent, which includes thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution, filed August 9, 1999 as Item 2, Exhibit 1 to Form 8-A of K2 Inc., and incorporated herein by reference.

4.2#	Indenture, dated as of June 10, 2003, by and among K2 Inc., as Issuer, and U.S. Bank National Association, a national banking association, as Trustee.

4.3#	Form of 5.00% Convertible Senior Note due June 15, 2010.

4.4#	Registration Rights Agreement, dated June 10, 2003, by and among K2 Inc., as Issuer, and Goldman, Sachs & Co., Banc One Capital Markets, Inc. and J.P. Morgan Securities, Inc. as Initial Purchasers of the 5.00% Convertible Senior Notes due June 15, 2010.

5.1#	Opinion of Gibson, Dunn & Crutcher LLP.

12.1#	Computation of Ratio of Earnings to Fixed Charges.

23.1#	Consent of Gibson, Dunn & Crutcher LLP (Included in Exhibit 5.1).

23.2#	Consent of Ernst & Young LLP.

24.1#	Powers of Attorney. (Included on signature page of this registration statement).

25.1#	Form T-1 Statement of Eligibility of Trustee of Indenture under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, a national banking association, as Trustee.

#	filed herewith